UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

ROSETTA STONE INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

777780107
(CUSIP Number)

December 31, 2013

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

[x]           Rule 13d-1(c)

☐           Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	names of Reporting Persons The D3 Family Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 321,177 common shares
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 321,177
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 321,177; for all reporting persons as a group, 1,689,887 shares
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.5%; for all reporting persons as a group, 7.7%
12.	type of Reporting Person PN

1.	names of Reporting Persons The D3 Family Bulldog Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,104,620 common shares
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,104,620
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 1,104,620; for all reporting persons as a group, 1,689,887 shares
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 5.0%; for all reporting persons as a group, 7.7%
12.	type of Reporting Person PN

1.	names of Reporting Persons The DIII Offshore Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 264,090 common shares
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 264,090
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 264,090; for all reporting persons as a group, 1,689,887 shares
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.2%; for all reporting persons as a group, 7.7%
12.	type of Reporting Person PN

1.	names of Reporting Persons Nierenberg Investment Management Company, Inc.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,689,887 common shares
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,689,887
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 1,689,887; for all reporting persons as a group 1,689,887 shares
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 7.7%; for all reporting persons as a group, 7.7%
12.	type of Reporting Person CO

1.	names of Reporting Persons Nierenberg Investment Management Offshore, Inc.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 264,090 common shares
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 264,090
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 264,090; for all reporting persons as a group, 1,689,887 shares
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.2%; for all reporting persons as a group, 7.7%
12.	type of Reporting Person CO

1.	names of Reporting Persons David Nierenberg
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization United Stated of America
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,689,887 common shares
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,689,887
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 1,689,887; for all reporting persons as a group, 1,689,887 shares
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 7.7%; for all reporting persons as a group, 7.7%
12.	type of Reporting Person IN, HC

This Amendment No.2 to Schedule 13G (this “Amendment”) is filed with respect to the shares of common stock (the “Common Stock”) of Rosetta Stone Inc. (the “Company”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2013, and amends the below-indicated items from the Schedule 13G with respect to the shares of the Company’s common stock previously filed on February 12, 2013, by or on behalf of the Reporting Persons (collectively, the “Schedule 13G”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 4.	Ownership.

(a), (b)     Amount beneficially owned; Percent of Class:

(i)        The Family Fund individually beneficially owns 321,177 shares of Common Stock, constituting approximately 1.5% of all of the outstanding shares of Common Stock based on 21,889,614 shares of Common Stock outstanding as of December 4, 2013, as set forth in the prospectus supplement filed by the Issuer on December 5, 2013.

(ii)       The Bulldog Fund individually beneficially owns 1,104,620 shares of Common Stock, constituting approximately 5.0% of all of the outstanding shares of Common Stock.

(iii)      The Offshore Fund individually beneficially owns 264,090 shares of Common Stock, constituting approximately 1.2% of all of the outstanding shares of Common Stock.

(iv)      NIMCO may be deemed to to be the beneficial owner of the 1,689,887 shares of Common Stock owned by the Family Fund, the Bulldog Fund and the Offshore Fund, constituting approximately 7.7% of all of the outstanding shares of Common Stock.

(v)       NIMO may be deemed to to be the beneficial owner of the 264,090 shares of Common Stock owned by the Offshore Fund, constituting approximately 1.2% of all of the outstanding shares of Common Stock.

(vii)     Mr. Nierenberg may be deemed to be the beneficial owner of the 1,689,887 shares of Common Stock beneficially owned by NIMCO and NIMO, constituting approximately 7.7% of all of the outstanding shares of Common Stock.

(viii)    The Reporting Persons, in the aggregate, beneficially own 1,689,887 Shares, constituting approximately 7.7% of the outstanding shares of Common Stock.

(c)       Number of shares as to which such person has:

(i)-(iii)    None of the Reporting Persons has the sole power (A) to vote or direct the vote of, or (B) to dispose or direct the disposition of, any shares of Common Stock

(ii)-(iv)  The Family Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 321,177 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 1,104,620 shares of Common Stock held by the Bulldog Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 264,090 shares of Common Stock held by the Offshore Fund.

Item 8.	Identification and Classification of Members of the Group.

Exhibit 1 hereto is the Joint Filing Agreement among the Reporting Persons dated August 30, 2013, pursuant to which all of the Reporting Persons have authorized the filings under Regulation 13D-G and amendments thereto as a group.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P. and D3 Family Bulldog Fund, L.P.

By: Nierenberg Investment Management Company, Inc.

Its: General Partner
February 12, 2014                     By: /s/ David Nierenberg
             David Nierenberg, President

DIII Offshore Fund, L.P.

By: Nierenberg Investment Management Offshore, Inc.

Its: General Partner
February 12, 2014                     By: /s/ David Nierenberg
             David Nierenberg, President

Nierenberg Investment Management Company, Inc.

February 12, 2014                    By: /s/ David Nierenberg
             David Nierenberg, President

Nierenberg Investment Management Offshore, Inc.

February 12, 2014                     By: /s/ David Nierenberg
             David Nierenberg, President

February 12, 2014                     /s/ David Nierenberg
      David Nierenberg

EXHIBIT 1

JOINT FILING AGREEMENT (RESTATED)

WHEREAS, the undersigned (collectively, the "Reporting Persons") from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and

WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.           Each of the Reporting Persons is individually eligible to make joint filings.

2.           Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.

3.           Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.

4.           None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.

5.           This Joint Filing Agreement amends, restates and supersedes the Joint Filing Agreement (Restated) dated March 5, 2008 by and among the undersigned and the D3 Family Canadian Fund, L.P. (the “Canadian Fund”), but only as to those filings to be made by all Reporting Persons (and not the Canadian Fund).

6.           The undersigned agree that each joint filing made on or after the date hereof will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.

D3 Family Fund, L.P. and D3 Family Bulldog Fund, L.P.

By:  Nierenberg Investment Management Company, Inc.

Its:  General Partner
August 30, 2013                   By:  /s/ David Nierenberg
             David Nierenberg, President

DIII Offshore Fund, L.P.

By:  Nierenberg Investment Management Offshore, Inc.

Its:  General Partner
August 30, 2013                   By:  /s/ David Nierenberg
             David Nierenberg, President

Nierenberg Investment Management Company, Inc.

August 30, 2013                   By:  /s/ David Nierenberg
             David Nierenberg, President

Nierenberg Investment Management Offshore, Inc.

August 30, 2013                   By:  /s/ David Nierenberg
             David Nierenberg, President

August 30, 2013                   /s/ David Nierenberg
      David Nierenberg